EXHIBIT 99.2
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    SINOVAC BIOTECH UPDATES ON ITS APPLICATION TO THE AMERICAN STOCK EXCHANGE
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      (AMEX) AND ANNOUNCES THE APPOINTMENT OF NEW ADDITIONS TO THE BOARD OF
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                                    DIRECTORS
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BEIJING,  11 August,  2004 - Sinovac  Biotech Ltd.  ("Sinovac")  ("the Company")
(NASD OTC-BB: SNVBF) updates on the forthcoming listing on the American Stock Exchange (AMEX). Sinovac's application for listing on AMEX has progressed to the point that management believes the Company will be listed in August or early September of 2004.

Once accepted on the American Stock Exchange, Sinovac will again demonstrate its leadership as one of China's most modern, publicly traded biotechnology companies. Sinovac management believes that the Company will derive several benefits from its listing on AMEX. Once listed, Sinovac will become more desirable to institutional investors, receive broader investor awareness, and improved share price stability and liquidity.

In continuing efforts to ensure good corporate governance, Sinovac announces the appointment of Mr. Simon J. Anderson and Mr. Hao You to the Company's Board of Directors. In addition, Sinovac has appointed a new audit committee, comprised of Dr. K.K. Ong, Mr. Simon J. Anderson and Mr. Hao You in order to ensure that the audit committee is comprised entirely of expert, impartial directors as required by AMEX corporate governance standards.

Mr. Simon J. Anderson brings excellent credentials to Sinovac. Mr. Anderson has been a major partner and Vice President of MCSI Consulting Services Inc. from 1996 to present. Mr. Anderson is both a Chartered Accountant and a Chartered Business Valuator and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. Mr. Anderson was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. He has also been a member of the Canadian Institute of Charter Business Valuators since 1990. In addition, Mr. Anderson is a director and/or Chief Financial Officer of four other public companies.

Mr. Hao You has equally impressive credentials. Mr. You is currently the Vice President of SIMCOM international Holdings, Inc. ("SIMCOM"). He has extensive knowledge of and is responsible for SIMCOM's marketing and sales efforts in the Asia Pacific region, which includes establishing and maintaining successful business relations with relevant trade organizations, government agencies, technical societies and various other organizations. Sinovac believes that Mr. You's business savvy and enthusiasm combined with his business relationships and his background in marketing, engineering and management will contribute tremendously to the successful growth of Sinovac.

Dr. Wei Dong Yin, president of Sinovac commented, "these developments demonstrate how we continue to develop our business with diligence and efficiency, as we strive to build a solid foundation for sales growth of our approved vaccine products and for the advancement of the other vaccines that we are currently developing."

ABOUT SINOVAC BIOTECH LTD.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS".

Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.

For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.

Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.